SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For March 27, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 2014 results

São Paulo, March 26, 2015 - Companhia de Saneamento Básico do Estado de São Paulo - SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of costumers, announces today its results for the year 2014 (2014). The Company’s operating and financial information, except when indicated otherwise is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2013.

SBSP3: R$ 17.62/share SBS: US$ 5.44 (ADR=1 share) Total shares: 683,509,869 Market value: R$ 12 billion Closing quote: 03/26/2015

R$ million

1 Financial highlights

								R$ million
	2014	2013	Chg. (R$)%		4Q14	4Q13	Chg. (R$)%
(+) Gross operating revenue	8,905.4	9,540.0	(634.6)	(6.7)	2,071.2	2,520.5	(449.3)	(17.8)
(+) Construction revenue	2,918.0	2,444.8	473.2	19.4	908.3	740.9	167.4	22.6
(-) COFINS and PASEP taxes	610.2	669.2	(59.0)	(8.8)	135.9	159.5	(23.6)	(14.8)
(=) Net operating revenue	11,213.2	11,315.6	(102.4)	(0.9)	2,843.6	3,101.9	(258.3)	(8.3)
(-) Costs and expenses	6,441.1	5,788.0	653.1	11.3	1,733.7	1,516.0	217.7	14.4
(-) Cunstruction costs	2,855.5	2,394.5	461.0	19.3	888.6	725.8	162.8	22.4
(+) Equity result	(2.4)	2.4	(4.8)	(200.0)	(1.0)	0.9	(1.9)	(211.1)
(+) Other operating revenue/expenses, net	(3.5)	3.3	(6.8)	(206.1)	40.5	(18.7)	59.2	(316.6)
(=) Earnings before financial result, income tax and social contribution	1,910.7	3,138.8	(1,228.1)	(39.1)	260.8	842.3	(581.5)	(69.0)
(+) Financial result	(635.9)	(483.2)	(152.7)	31.6	(304.0)	(183.4)	(120.6)	65.8
(=) Earnings before income tax and social contribution	1,274.8	2,655.6	(1,380.8)	(52.0)	(43.2)	658.9	(702.1)	(106.6)
(+) Income tax and social contribution	(371.8)	(732.0)	360.2	(49.2)	74.6	(68.2)	142.8	(209.4)
Net Income	903.0	1,923.6	(1,020.6)	(53.1)	31.4	590.7	(559.3)	(94.7)
Earnings per share* (R$)	1.32	2.81			0.05	0.86
* Total shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

								R$ million
	2014	2013	Chg. (R$)%		4Q14	4Q13	Chg. (R$)%
Net income	903.0	1,923.6	(1,020.6)	(53.1)	31.4	590.7	(559.3)	(94.7)
(+) Income tax and social contribution	371.8	732.0	(360.2)	(49.2)	(74.6)	68.2	(142.8)	(209.4)
(+) Financail result	635.9	483.2	152.7	31.6	304.0	183.4	120.6	65.8
(+) Other operating revenues/expenses, net	3.5	(3.3)	6.8	(206.1)	(40.5)	18.7	(59.2)	(316.6)
(=) Adjusted EBIT*	1,914.2	3,135.5	(1,221.3)	(39.0)	220.3	861.0	(640.7)	(74.4)
(+) Depreciation and amortization	1,004.5	871.1	133.4	15.3	278.4	270.8	7.6	2.8
(=) Adjusted EBITDA **	2,918.7	4,006.6	(1,087.9)	(27.2)	498.7	1,131.8	(633.1)	(55.9)
(%) Adjusted EBITDA margin	26.0	35.4			17.5	36.5

(*) Adjusted EBIT is net income before: (i) other operating revenues/expenses; (ii) financial result; and (iii) income tax and social contribution.

(**) Adjusted EBITDA is net income before: (i) depreciation and amortization expenses; (ii) income tax and social contribution; (iii) financial result; and (iv) other operating revenues/expenses, net.

In 2014, net operating revenue, including construction revenue, reached R$ 11.2 billion; a 0.9% decrease compared to 2013.

Costs and expenses, including construction costs, totaled R$ 9.3 billion, up 13.6% compared to R$ 8.2 billion in 2013.

Adjusted EBIT, in the amount of R$ 1.9 billion, dropped 39.0% from R$ 3.1 billion recorded in 2013.

Adjusted EBITDA, in the amount of R$ 2.9 billion, dropped 27.2% from R$ 4.0 billion recorded in 2013.

The adjusted EBITDA margin was 26.0% in 2014, versus 35.4% in 2013. Excluding construction revenues and construction costs, the adjusted EBITDA margin was 34.4% in 2014 (44.6% in 2013).

Net income totaled R$ 903.0 million, 53.1% lower than R$ 1.9 billion recorded in 2013.

2. Gross operating revenue

Gross operating revenue from water and sewage, not including construction revenue, totaled R$ 8.9 billion, a drop of R$ 634.6 million or 6.7%, when compared to the R$ 9.5 billion recorded in 2013.

The main factors that led to this variation were:

•    Water Consumption Reduction Incentive Program, with a R$ 376.4 million impact; and

•    Decrease of 2.2% in the Company’s total billed volume (3.1% in water and 1.1% in sewage).

The tariff adjustments applied in the period were:

•    3.1% tariff adjustment since December 2013; and

•    6.5% repositioning index since December 2014, with an impact as of January 2015.

3. Construction revenue

Construction revenue increased R$ 473.2 million or 19.4%, when compared to 2013. The variation was mainly due to higher investments in 2014.

4. Billed volume

The following tables show the water and sewage billed volume, year-on-year, and quarter-on-quarter, per customer category and region.

WATER AND SEWAGE BILLED VOLUME (1) PER CUSTOMER CATEGORY - million m3
		Water			Sewage		Water + Sewage
Category	2014	2013	%	2014	2013	%	2014	2013	%
Residential	1,548.6	1,565.6	(1.1)	1,292.7	1,299.1	(0.5)	2,841.3	2,864.7	(0.8)
Commercial	172.6	175.4	(1.6)	162.4	163.4	(0.6)	335.0	338.8	(1.1)
Industrial	38.9	39.4	(1.3)	43.0	44.4	(3.2)	81.9	83.8	(2.3)
Public	51.7	54.6	(5.3)	39.9	42.5	(6.1)	91.6	97.1	(5.7)
Total retail	1,811.8	1,835.0	(1.3)	1,538.0	1,549.4	(0.7)	3,349.8	3,384.4	(1.0)
Wholesale	256.8	299.0	(14.1)	24.2	29.7	(18.5)	281.0	328.7	(14.5)
Total	2,068.6	2,134.0	(3.1)	1,562.2	1,579.1	(1.1)	3,630.8	3,713.1	(2.2)
	4Q14	4Q13%		4Q14	4Q13%		4Q14	4Q13%
Residential	376.4	405.6	(7.2)	314.9	336.9	(6.5)	691.3	742.5	(6.9)
Commercial	42.4	44.8	(5.4)	40.0	41.8	(4.3)	82.4	86.6	(4.8)
Industrial	9.3	10.2	(8.8)	10.4	11.2	(7.1)	19.7	21.4	(7.9)
Public	11.8	13.9	(15.1)	9.1	10.9	(16.5)	20.9	24.8	(15.7)
Total retail	439.9	474.5	(7.3)	374.4	400.8	(6.6)	814.3	875.3	(7.0)
Wholesale	58.0	75.6	(23.3)	5.2	6.9	(24.6)	63.2	82.5	(23.4)
Total	497.9	550.1	(9.5)	379.6	407.7	(6.9)	877.5	957.8	(8.4)

WATER AND SEWAGE BILLED VOLUME (1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2014	2013	%	2014	2013	%	2014	2013	%
Metropolitan	1,172.4	1,206.9	(2.9)	1,005.4	1,029.2	(2.3)	2,177.8	2,236.1	(2.6)
Regional (2)	639.4	628.1	1.8	532.6	520.2	2.4	1,172.0	1,148.3	2.1
Total retail	1,811.8	1,835.0	(1.3)	1,538.0	1,549.4	(0.7)	3,349.8	3,384.4	(1.0)
Wholesale	256.8	299.0	(14.1)	24.2	29.7	(18.5)	281.0	328.7	(14.5)
Total	2,068.6	2,134.0	(3.1)	1,562.2	1,579.1	(1.1)	3,630.8	3,713.1	(2.2)
	4Q14	4Q13%		4Q14	4Q13%		4Q14	4Q13%
Metropolitan	281.2	310.3	(9.4)	242.2	264.7	(8.5)	523.4	575.0	(9.0)
Regional (2)	158.7	164.2	(3.3)	132.2	136.1	(2.9)	290.9	300.3	(3.1)
Total retail	439.9	474.5	(7.3)	374.4	400.8	(6.6)	814.3	875.3	(7.0)
Wholesale	58.0	75.6	(23.3)	5.2	6.9	(24.6)	63.2	82.5	(23.4)
Total	497.9	550.1	(9.5)	379.6	407.7	(6.9)	877.5	957.8	(8.4)

(1) Unaudited

(2) Including coastal and interior region

5. Costs, administrative and selling expenses

In 2014, costs, administrative and selling expenses, grew 13.6% (R$ 1,114.1 million). Excluding construction costs, total costs and expenses grew 11.3%. As a percentage of net revenue, cost and expenses was 82.9% in 2014 from 72.3% in 2013.

								R$ million
	2014	2013	Chg. (R$)%		4Q14	4Q13	Chg. (R$)%
Payroll and benefits	2,123.3	1,927.2	196.1	10.2	539.3	484.3	55.0	11.4
Supplies	202.1	193.4	8.7	4.5	53.4	51.0	2.4	4.7
Treatment supplies	261.2	240.7	20.5	8.5	61.3	57.1	4.2	7.4
Services	1,314.9	1,112.2	202.7	18.2	347.6	303.3	44.3	14.6
Electric power	599.1	552.9	46.2	8.4	158.2	141.9	16.3	11.5
General expenses	719.7	711.0	8.7	1.2	189.4	175.2	14.2	8.1
Tax expenses	76.7	75.6	1.1	1.5	21.2	12.5	8.7	69.6
Sub-total	5,297.0	4,813.0	484.0	10.1	1,370.4	1,225.3	145.1	11.8
Depreciation and amortization	1,004.5	871.1	133.4	15.3	278.4	270.8	7.6	2.8
Credit write-offs	139.6	103.9	35.7	34.4	84.9	19.9	65.0	326.6
Sub-total	1,144.1	975.0	169.1	17.3	363.3	290.7	72.6	25.0
Costs and expenses	6,441.1	5,788.0	653.1	11.3	1,733.7	1,516.0	217.7	14.4
Construction costs	2,855.5	2,394.5	461.0	19.3	888.6	725.8	162.8	22.4
Costs, adm., selling and construction expenses	9,296.6	8,182.5	1,114.1	13.6	2,622.3	2,241.8	380.5	17.0
% of net revenue	82.9	72.3			92.2	72.3

5.1. Payroll and benefits

In 2014 payroll and benefits grew R$ 196.1 million or 10.2%, from R$ 1,927.2 million to R$ 2,123.3 million, due to the following:

•    R$ 89.1 million increase due to the 6.8% increase in average wages since May 2014 and the changes from the career and wage plan;

•    R$ 43.5 million increase in provisions, from the higher number of employees who are entitled to request retirement (TAC), in addition to the wage increase in the period;

•    R$ 25.9 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions;

•    R$ 14.6 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours worked, as a result of the management and intensification of water systems maintenance; and

•    R$ 7.0 million, due to the 7.1% adjustment in healthcare expenses since July 2014.

In 4Q14 payroll and benefits grew R$ 55.0 million, due to:

•    R$ 22.7 million increase due to the 6.8% average increase in wages since May 2014 and the changes from the career and wage plan;

•    R$ 11.7 million increase in provisions, from the higher number of employees who are entitled to request retirement (TAC), in addition to the pay rise in the period;

•    R$ 8.3 million upturn in the provision for the Pension Plan, arising from changes in actuarial assumptions; and

•    R$ 7.5 million increase in overtime pay, mainly due to wage adjustment in the period, and the higher number of hours worked, as a result of the management and intensification of water systems maintenance.

5.2. Supplies

In 2014, expenses with supplies increased R$ 8.7 million or 4.5%, from R$ 193.4 million to R$ 202.1 million, mostly due to the increase in the consumption of diesel used in generators installed to extract water from thetechnical reserve at the Cantareira System, in the amount of R$ 6.5 million.

5.3. Treatment supplies

Treatment supplies expenses in 2014 were R$ 20.5 million or 8.5% higher than in 2013, from R$ 240.7 million to R$ 261.2 million, due to the following:

•    Consumption increase in aluminum sulfate, with an impact of R$ 7.0 million, chiefly due to a 14.0% increase in production volume at the Taiaçupeba Water Treatment Station;

•    Consumptiom increase of several treatment supplies, with an impact of R$ 5.9 million, chiefly due to the beginning of the use of products that reduce the algae bloom in the São Paulo metropolitan region’s water sources since April 2014; and

•    Consumption increase of sodium hypochlorite, used to replace chlorine gas in several water treatment stations in the Regional Systems, due to higher efficiency and safety with an impact of R$5.5 million.

5.4. Services

Services, in the amount of R$ 1,314.9 million, grew R$ 202.7 million or 18.2%, in comparison to the R$ 1,112.2 million in 2013. The main factors were:

•    Advertising campaigns, in the amount of R$ 58.7 million, mainly due to the intensification of the ‘Rational Use of Water’ campaign;

•    Reversal of the provision for expenses, totaling R$41.4 million, due to the end of the agreement with the São Paulo Municipal Government; non-recurring;

•    Hired Services in the amount of R$ 34.7 million, mainly due to the beginning of operations in the municipality of Diadema, in March of 2014, in the amount of R$ 28.2 million;

•    Higher expenses with the Corporate Program for Reduction of Water Loss, in the amount of R$ 19.7 million; and

•    Water metering and billing, totaling R$11.4 million, due to the expansion of services and increased information availability, pursuant to ARSESP Resolution Nº 106/09.

In 4Q14 services expenses grew R$ 44.3 million, due to:

•    Advertising campaigns, in the amount of R$ 27.1 million, mainly due to the intensification of the ‘Rational Use of Water’ campaign;

•    Higher expenses with the Corporate Program for Reduction of Water Loss, in the amount of R$ 9.0 million; and

•    Hired services, in the amount of R$ 8.0 million, due to the beginning of operations in the municipality of Diadema, in March of 2014, in the amount of R$ 5.8 million.

5.5. Electric power

This item totaled R$ 599.1 million, an increase of R$ 46.2 million or 8.4% in comparison to the R$ 552.9 million in 2013, due to the average increase of 19.8% in free market tariffs and of 7.8% in regulated market tariffs.

These increases were partially offset by the average decrease of 14.5% in the Tariff for the Use of Distribution System (TUSD).

5.6. General expenses

General expenses grew R$ 8.7 million or 1.2%, totaling R$ 719.7 million, versus the R$ 711.0 million recorded in 2013 mainly due to:

•    R$ 37.1 million increase in the provision for lawsuits; and

•    Higher provision for sundry losses, in the amount of R$ 16.3 million.

The increases above were partially offset by the R$ 43.3 million drop in the provision for the Municipal Fund for Environmental Sanitation and Infrastructure, as a result of the decrease in revenues with the municipality of São Paulo.

5.7. Depreciation and amortization

R$ 133.4 million increase or 15.3%, reaching R$ 1,004.5 million in comparison to the R$ 871.1 million recorded in 2013, largely due to the beginning of operations of intangible assets, in the amount of R$ 4,1 billion.

5.8. Credit write-offs

Credit write-offs increased R$ 35.7 million, chiefly due to the higher provision for losses with municipalities served by the Company on the wholesale basis during 2014.

6. Other operating revenues and expenses, net

Other operating revenues/expenses, net, recorded a R$ 6.8 million decrease, mainly due to:

R$ 51.9 million increase in other operating revenue, as follows:

•    Increase in fines to suppliers and service providers, totaling R$ 25.8 million; and

•    Upturn in revenue from the Program for the Rational Use of Water – PURA, totaling R$ 20.9 million. R$ 58.7 million increase in other operating expenses, as follows:

•    Provision for the write-off of construction works and projects, totaling R$ 21.3 million;

•    Provision for losses with contractual payments, as a result of the agreement with the municipality of Diadema, totaling R$15.0 million;

•    Write-off of obsolete goods, in the amount of R$ 11.4 million; and

•    Provision for the write-off of hydrometers, in the amount of R$ 11.4 million.

7. Financial result

				R$ million
	2014	2013	Chg.	%
Financial expenses, net of revenues	(212.0)	(200.9)	(11.1)	5.5
Net monetary and exchange variation	(423.9)	(282.3)	(141.6)	50.2
Financial result	(635.9)	(483.2)	(152.7)	31.6

7.1. Financial revenues and expenses

				R$ million
	2014	2013	Chg.	%
Financial expenses
Interest and charges on domestic loans and financing	(272.9)	(294.7)	21.8	(7.4)
Interest and charges on international loans and financing	(92.2)	(84.6)	(7.6)	9.0
Other financial expenses	(177.7)	(122.5)	(55.2)	45.1
Total financial expenses	(542.8)	(501.8)	(41.0)	8.2
Financial revenues	330.8	300.9	29.9	9.9
Financial expenses net of revenues	(212.0)	(200.9)	(11.1)	5.5

7.1.1. Financial expenses

Financial expenses grew R$ 41.0 million. The main reasons were:

•    R$ 21.8 million decrease in interest and charges on domestic loans and financing, mainly due to the higher interest capitalization occurred in 2014, versus 2013;

•    R$ 7.6 million increase in interest and charges on international loans and financing, due to the increase in total debt, as a result of new fundings, in the amount of R$ 458.7 million; and

•    Other financial expenses increased R$ 55.2 million, largely due to the greater recognition of interest arising from the beginning of operation of two sewage treatment plants financed through leases, in the amount of  R$ 47.9 million.

7.1.2. Financial revenues

Financial revenues increased R$ 29.9 million or 9.9%, due to financial investments indexed to CDI, held in the period, as a result of the increase in the Interbank Deposit Certificate (CDI) in 2014 (10.8%), versus 2013 (8.2%).

7.2. Monetary and exchange rate variation on assets and liabilities

				R$ million
	2014	2013	Chg.	%
Monetary variation on loans and financing	(98.3)	(72.7)	(25.6)	35.2
Exchange rate variation on loans and financing	(345.7)	(267.8)	(77.9)	29.1
Other monetary variations	(71.2)	(28.4)	(42.8)	150.7
Monetary/exchange rate variation on liabilities	(515.2)	(368.9)	(146.3)	39.7
Monetary/exchange rate variation on assets	91.3	86.6	4.7	5.4
Monetary/exchange rate variation, net	(423.9)	(282.3)	(141.6)	50.2

7.2.1. Monetary/exchange rate variation on liabilities

The effect on the monetary/currency exchange variation on liabilities in 2014 was R$ 146.3 million, higher than in 2013, especially due to:

•    An increase of R$ 25.6 million in expenses with monetary variation on domestic loans and financing, chiefly due to the increase in the IPCA and TR (6.4% and 0.9%, respectively) compared to 2013 (5.9% and 0.2%, respectively);

•    An upturn of R$ 77.9 million in expenses, considering exchange variation on loans and financing, due to the increase in the debt balance, as a result of new fundings, totaling R$458.7 million; and

•   Other monetary variations, with an increase of R$42.8 million, chiefly due to the monetary restatement of lawsuits, totaling R$38.0 million.

The US dollar appreciation recorded in 2014 and 2013 was 13.4% and 14.6%, respectively.

7.2.2. Monetary/Exchange rate variation on assets

R$ 4.7 million increase, mainly due to the monetary updates on judicial deposits.

8. Income tax and social contribution

Income tax and social contribution expenses decreased by R$ 360.2 million, due to the drop in taxable income in the period.

9. Indicators

9.1. Operating

The water loss ratio has continued decreasing, closing 2014 at 21.3%. The same occurred with the measured water loss ratio which dropped from 31.2% in 2013 to 29.8% in 2014.

It is worth noting that the reduction in the water loss indicators in 2014 was influenced by the intensification in pressure management in the operation of the supply systems, an operational practice designed to manage the current water shortage, reducing its impacts on the supply of the population. This operational practice has an effect in the calculation of loss indicators in the period in which it is adopted, resulting in lower loss indicators, which should not be interpreted only as the result of initiatives to reduce losses, but as the result of an atypical and temporary situation.

Regarding the water volume produced there was a 7% decline, despite the 2,8% increase in the population served.

Operating indicators *	2014	2013	%
Water connections (1)	8,210	7,880	4.2
Sewage connections (1)	6,660	6,340	5.0
Population directly served - water (2)	25.3	24.6	2.8
Population directly served - sewage (2)	22.4	21.5	4.2
Number of employees	14,753	15,015	(1.7)
Water volume produced(3)	2,840	3,053	(7.0)
IPF - Non-revenue water loss (%)	21.3	24.4	(12.7)
IPM - Micro-measured water loss (%)	29.8	31.2	(4.5)
(1) Total connections, active and inactive, in thousand units at the end of the period

(2) In million inhabitants, at the end of the period. Not including wholesale

(3) In millions of cubic meters (*) Unaudited

9.2. Financial

Economic Indexes * (year end)	2014	2013
Amplified Consumer Price Index (IPCA) - %	6.41	5.91
Referential Rate (TR) - %	0.86	0.19
Interbank Deposit Certificate (CDI) - %	10.83	8.18
US DOLAR (R$)	2.6562	2.3426
YEN (R$)	0.02223	0.02233

10. Loans and financing

								R$ million
INSTITUTION	2015	2016	2017	2018	2019	2020	2021 and onwards	Total
Local market
Caixa Econômica Federal	67.1	67.9	71.8	75.7	79.0	82.7	654.3	1,098.5
Debentures	639.1	282.9	805.8	499.8	576.5	291.6	504.2	3,599.9
Debentures BNDES	38.0	38.0	38.0	38.0	38.0	35.2	-	225.2
Debentures FI FGTS	37.0	37.0	37.0	37.0	37.0	37.0	54.0	276.0
BNDES	52.5	65.1	69.0	69.0	69.0	51.4	253.9	629.9
Commercial Leasing	9.0	21.9	22.7	23.6	24.5	26.3	354.6	482.6
Others	0.7	0.6	0.7	0.5	-	-	-	2.5
Interest and charges	125.0	-	-	-	-	-	-	125.0
Local market total	968.4	513.4	1,045.0	743.6	824.0	524.2	1,821.0	6,439.6
International market
BID	101.3	101.3	142.5	75.8	75.8	75.9	856.6	1,429.2
BIRD	-	-	-	-	4.0	8.1	109.3	121.4
Eurobonds	-	371.7	-	-	-	924.7	-	1,296.4
JICA	48.7	48.6	49.2	49.9	67.0	67.0	736.0	1,066.4
BID 1983AB	63.6	63.6	63.6	63.3	47.0	46.2	60.4	407.7
Interest and charges	25.1	-	-	-	-	-	-	25.1
International market total	238.7	585.2	255.3	189.0	193.8	1,121.9	1,762.3	4,346.2
Total	1,207.1	1,098.6	1,300.3	932.6	1,017.8	1,646.1	3,583.3	10,785.8

11. Capex

In 2014 the Company invested R$ 3.2 billion, R$ 2.0 billion in the São Paulo Metropolitan Region and R$ 1.2 billion in the Regional Systems.

2014 Capex

			R$ million
Capex by segment	Water	Sewage	Total
Metropolitan Region	833.8	1,174.2	2,008.0
Regional Systems	472.9	729.7	1,202.6
Total	1,306.7	1,903.9	3,210.6

Capex Plan 2015 – 2019: R$ 13.5 billion

The Capex Plan for 2015 to 2019 is R$ 13.5 billion of which R$ 5.6 billion in water and R$ 7.9 billion in sewage.

						R$ million
	2015	2016	2017	2018	2019	Total
Water	1,518	1,919	907	711	563	5,618
Sewage Collection	587	544	1,255	1,255	1,427	5,068
Sewage Treatment	256	437	662	760	717	2,832
Total	2,361	2,900	2,824	2,726	2,707	13,518

12. Conference calls

In Portuguese

March 31, 2015

9:30 am (US EST) / 10:30 am (Brasília)

Dial in: 55 (11) 3728-5971 ou

55 (11) 3127-4971

Code: Sabesp

Replay available for 7 days

Dial in: 55 (11) 3127-4999

Code: 50456607

Click here to access the webcast

In English

March 31, 2015

2:00 pm (Brasília) / 1:00 pm (US EST)

Dial in: 1 (412) 317-6776

Code: Sabesp

Replay available for 7 days

Dial in: 1(412) 317-0088

Code: 10056737

Click here to access the webcast

For more information, please contact:

Mario Arruda Sampaio
Phone.(55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone.(55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Brazilian Corporate Law		R$ '000
	2014	2013
Gross Operating Revenue	11,823,371	11,984,756
Water Supply - Retail	4,654,719	4,972,870
Water Supply - Wholesale	146,848	208,651
Sewage Collection and Treatment	3,936,454	4,187,274
Sewage Collection and Treatment - Wholesale	21,765	26,137
Construction Revenue - Water	1,204,380	1,011,412
Construction Revenue - Sewage	1,713,656	1,433,323
Other Services	145,549	145,089
Taxes on Sales and Services - COFINS and PASEP	(610,155)	(669,189)
Net Operating Revenue	11,213,216	11,315,567
Operating Costs	(7,635,599)	(6,816,263)
Gross Profit	3,577,617	4,499,304
Operating Expenses
Selling	(736,608)	(637,103)
Administrative	(924,359)	(729,117)
Other operating revenue (expenses), net	(3,488)	3,296
Operating Income Before Shareholdings	1,913,162	3,136,380
Equity Result	(2,453)	2,465
Earnings Before Financial Results, net	1,910,709	3,138,845
Financial, net	(289,561)	(216,800)
Exchange gain (loss), net	(346,305)	(266,446)
Earnings before Income Tax and Social Contribution	1,274,843	2,655,599
Income Tax and Social Contribution
Current	(437,417)	(742,578)
Deferred	65,557	10,538
Net Income (loss) for the period	902,983	1,923,559
Registered common shares ('000)	683,509	683,509
Earnings per shares - R$ (per share)	1.32	2.81
Depreciation and Amortization	(1,004,471)	(871,073)
Adjusted EBITDA	2,918,668	4,006,622
% over net revenue	26.0%	35.4%

Balance Sheet

Brazilian Corporate Law		R$ '000
ASSETS	12/31/2014	12/31/2013
Current assets
Cash and cash equivalents	1,722,991	1,782,001
Trade accounts receivable	1,034,820	1,120,053
Accounts receivable from related parties	121,965	134,855
Inventories	66,487	58,401
Restricted cash	19,750	10,333
Recoverable taxes	148,768	87,405
Other accounts receivable	100,664	61,039
Total current assets	3,215,445	3,254,087

Noncurrent assets
Trade accounts receivable	189,458	395,512
Accounts receivable from related parties	102,018	130,457
Escrow deposits	69,488	54,827
Deferred income tax and social contribution	209,478	114,030
Water National Agency – ANA	122,634	107,003
Other accounts receivable	87,286	94,952

Investments	21,223	23,660
Investment properties	54,039	54,039
Intangible assets	25,979,526	23,846,231
Property, plant and equipment	304,845	199,496
Total noncurrent assets	27,139,995	25,020,207

Total assets	30,355,440	28,274,294
LIABILITIES AND EQUITY	12/31/2014	12/31/2013
Current liabilities
Trade payables and contractors	323,513	275,051
Current portion of long-term loans and financing	1,207,126	640,940
Accrued payroll and related charges	387,971	314,926
Taxes and contributions	74,138	115,382
Interest on shareholders' equity payable	214,523	456,975
Provisions	625,092	631,374
Services payable	318,973	323,208
Public-Private Partnership – PPP	38,047	20,241
Program Contract Commitments	189,551	77,360
Other liabilities	101,642	116,924
Total current liabilities	3,480,576	2,972,381

Noncurrent liabilities
Loans and financing	9,578,641	8,809,134
Deferred Cofins and Pasep	129,351	129,849
Provisions	595,255	549,008
Pension obligations	2,729,598	2,327,016
Public-Private Partnership – PPP	330,236	322,267
Program Contract Commitments	18,208	88,678
Other liabilities	189,172	145,160
Total noncurrent liabilities	13,570,461	12,371,112

Total Liabilities	17,051,037	15,343,493

Equity
Capital stock	10,000,000	6,203,688
Capital reserve	-	124,255
Earnings reserves	3,694,151	6,736,389
Other comprehensive income	(389,748)	(133,531)
Total equity	13,304,403	12,930,801

Total equity and liabilities	30,355,440	28,274,294

Brazilian Corporate Law		R$ '000
	2014	2013
Cash flow from operating activities
Profit before income tax and social contribution	1,274,843	2,655,599
Adjustment for:
Depreciation and amortization	1,004,471	871,073
Residual value of property, plant and equipment and intangible assets written-off	48,248	28,498
Allowance for doubtful accounts	139,589	103,864
Provision and inflation adjustment	236,122	202,730
Interest calculated on loans and financing payable	379,489	390,039
Inflation adjustment and foreign exchange gains (losses) on loans and financing	443,414	340,492
Interest and inflation adjustment losses	17,900	18,401
Interest and inflation adjustment gains	(36,227)	(7,671)
Financial charges from customers	(195,948)	(234,138)
Margin on intangible assets arising from concession	(62,520)	(50,248)
Provision for Consent Decree (TAC)	52,008	22,518
Equity result	2,453	(2,465)
Provision from São Paulo agreement	(23,306)	3,168
Provision for defined contribution plan	8,395	9,167
Pension obligations	289,294	260,003
Other adjustments	43,543	(33,576)
	3,621,768	4,577,454
Changes in assets
Trade accounts receivable	363,343	(11,515)
Accounts receivable from related parties	42,670	5,586
Inventories	(8,699)	(6,133)
Recoverable taxes	(148,578)	31,016
Escrow deposits	4,528	(1,669)
Other accounts receivable	(47,590)	(13,868)
Changes in liabilities
Trade payables and contractors	(85)	(15,454)
Services received	19,071	(65,883)
Accrued payroll and related charges	21,037	47,594
Taxes and contributions payable	28,383	(146,664)
Deferred Cofins/Pasep	(498)	6,118
Provisions	(196,157)	(211,502)
Pension obligations	(172,820)	(158,442)
Other liabilities	(6,946)	(59,211)

Cash generated from operations	3,519,427	3,977,427

Interest paid	(603,563)	(533,362)
Income tax and contribution paid	(435,612)	(666,883)

Net cash generated from operating activities	2,480,252	2,777,182

Cash flows from investing activities
Acquisition of intangibles	(2,658,857)	(2,305,031)
Restricted cash	(9,417)	54,644
Investment increase	(16)	(369)
Purchases of tangible assets	(89,451)	(30,743)
Net cash used in investing activities	(2,757,741)	(2,281,499)

Cash flow from financing activities
Loans and financing
Proceeds from loans	1,258,101	1,779,529
Repayments of loans	(529,535)	(1,780,673)
Payment of interest on shareholders'equity	(467,469)	(498,669)
Public-Private Partnership – PPP	(4,189)	(13,809)
Program Contract Commitments	(38,429)	(116,034)
Net cash generated by financing activities	218,479	(629,656)

Cash reduce and cash equivalents	(59,010)	(133,973)

Represented by:
Cash and cash equivalents at beginning of the period	1,782,001	1,915,974
Cash and cash equivalents at end of the period	1,722,991	1,782,001
Cash reduce and cash equivalents	(59,010)	(133,973)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 27, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.